UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

CounterPath Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22228P 20 3
(CUSIP Number)

Brian Beutler
Alianza, Inc.
1064 S. North County Boulevard, Suite 500
Pleasant Grove, Utah 84062
(801) 802-6417

(with a copy to)
Amy Bowler
Holland & Hart LLP
555 17th Street, Suite 3200
Denver, Colorado 80202
(303) 290-1086
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3

1.	Names of Reporting Persons Alianza, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,455,645 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,455,645 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100% (2)
14.	Type of Reporting Person HC, CO

(1)	Includes a total of 6,455,645 shares of Common Stock (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein).

(2)	Calculated based on 6,455,645 shares of Common Stock outstanding as of February 26, 2021.

AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.	Security and Issuer.

This amendment to statement on Schedule 13D (this “Amendment to Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of CounterPath Corporation, a Nevada corporation (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2020. The principal executive offices of the Issuer are located at One Bentall Centre, 505 Burrard Street, Suite 300, Vancouver, British Columbia, Canada V7X 1M3.

This Amendment to Schedule 13D is being filed to amend Items 3, 4, 5, 6, and 7 as follows:

Item 2.	Identity and Background.

This Amendment to Schedule 13D is being filed by Alianza, Inc. (the “Reporting Person”), a Delaware corporation, with a principal business address located at 1064 S. North County Boulevard, Suite 500, Pleasant Grove, Utah 84062. Reporting Person is principally involved in the business of providing a cloud communications platform for service providers.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 6, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person and CounterPath Merger Sub, Inc. (“Merger Sub”), a Nevada corporation and a wholly owned subsidiary of the Reporting Person, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of the Reporting Person.

The Merger closed on March 1, 2021, and as result thereof, the Reporting Person acquired the Issuer in an all-cash transaction for $3.49 per share of Common Stock (the “Merger Consideration”), for total consideration of approximately $22.5 million. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

(a)-(j)

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of the Reporting Person.

At the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time was converted automatically into the right to receive $3.49 per share of Common Stock (the “Per Share Purchase Price”).

The foregoing summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment to Schedule 13D are incorporated by reference herein.

(c). Except as set forth in this Amendment to Schedule 13D with reference to the Merger Agreement, the Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days.

(d). Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock. As a result of the consummation of the merger, the Reporting Person has a pecuniary interest in the shares of Common Stock.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3 and 4 is incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A -	Agreement and Plan of Merger, dated as of December 6, 2020, by and among the Issuer, Reporting Person and CounterPath Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Issuer on December 7, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2020	Alianza, Inc.

	By:	/s/ Brian Q. Beutler
Name: Brian Q. Beutler
Title: Chief Executive Officer

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